UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

2Q2026 Preliminary Operating Results of Shinhan Financial Group

On July 23, 2026, Shinhan Financial Group released its preliminary operating results for 2Q 2026. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Preliminary Operating Results of Shinhan Financial Group (Consolidated)

					(KRW million)
Item		2Q 2026	1Q 2026	QoQ Change (%)	2Q 2025	YoY Change (%)
Revenue*	Specified Quarter	25,063,156	28,492,432	-12.04	23,224,017	7.92
	Cumulative	53,555,588	28,492,432	-	39,340,056	36.14
Operating Income	Specified Quarter	2,476,281	2,154,453	14.94	2,014,257	22.94
	Cumulative	4,630,734	2,154,453	-	3,958,471	16.98
Income before Income Taxes	Specified Quarter	2,515,975	2,221,382	13.26	2,072,124	21.42
	Cumulative	4,737,357	2,221,382	-	4,077,682	16.18
Net Income	Specified Quarter	1,846,651	1,649,148	11.98	1,577,234	17.08
	Cumulative	3,495,799	1,649,148	-	3,094,280	12.98
Net Income Attributable to Controlling Interest	Specified Quarter	1,820,135	1,622,594	12.17	1,549,053	17.50
	Cumulative	3,442,729	1,622,594	-	3,037,399	13.34

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

. Preliminary Operating Results of Shinhan Bank (Consolidated)

					(KRW million)
Item		2Q 2026	1Q 2026	QoQ Change (%)	2Q 2025	YoY Change (%)
Revenue*	Specified Quarter	11,790,413	18,156,749	-35.06	15,495,332	-23.91
	Cumulative	29,947,162	18,156,749	-	25,185,766	18.91
Operating Income	Specified Quarter	1,693,081	1,465,475	15.53	1,471,353	15.07
	Cumulative	3,158,556	1,465,475	-	2,931,486	7.75
Income before Income Taxes	Specified Quarter	1,729,299	1,497,439	15.48	1,479,398	16.89
	Cumulative	3,226,738	1,497,439	-	2,957,954	9.09
Net Income	Specified Quarter	1,301,581	1,157,576	12.44	1,138,961	14.28
	Cumulative	2,459,157	1,157,576	-	2,267,245	8.46
Net Income Attributable to Controlling Interest	Specified Quarter	1,301,383	1,157,131	12.47	1,138,742	14.28
	Cumulative	2,458,514	1,157,131	-	2,266,815	8.46

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Preliminary Operating Results of Shinhan Card (Consolidated)

				(KRW million)
Item		2Q 2026	1Q 2026	QoQ Change (%)	2Q 2025	YoY Change (%)
Revenue*	Specified Quarter	1,569,249	1,697,189	-7.54	1,752,589	-10.46
	Cumulative	3,266,439	1,697,189	-	3,221,746	1.39
Operating Income	Specified Quarter	184,538	144,409	27.79	138,924	32.83
	Cumulative	328,946	144,409	-	317,314	3.67
Income before Income Taxes	Specified Quarter	182,336	152,638	19.46	139,947	30.29
	Cumulative	334,973	152,638	-	320,485	4.52
Net Income	Specified Quarter	139,097	116,673	19.22	112,388	23.77
	Cumulative	255,770	116,673	-	249,266	2.61
Net Income Attributable to Controlling Interest	Specified Quarter	137,974	115,449	19.51	110,938	24.37
	Cumulative	253,422	115,449	-	246,640	2.75

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

4. Preliminary Operating Results of Shinhan Life (Consolidated)

				(KRW million)
Item		2Q 2026	1Q 2026	QoQ Change (%)	2Q 2025	YoY Change (%)
Revenue*	Specified Quarter	3,992,665	2,733,789	46.05	2,234,585	78.68
	Cumulative	6,726,454	2,733,789	-	3,980,327	68.99
Operating Income	Specified Quarter	266,348	144,643	84.14	235,933	12.89
	Cumulative	410,991	144,643	-	467,307	-12.05
Income before Income Taxes	Specified Quarter	258,090	139,307	85.27	231,847	11.32
	Cumulative	397,397	139,307	-	455,358	-12.73
Net Income	Specified Quarter	187,491	103,145	81.77	179,176	4.64
	Cumulative	290,636	103,145	-	344,348	-15.60
Net Income Attributable to Controlling Interest	Specified Quarter	187,491	103,145	81.77	179,176	4.64
	Cumulative	290,636	103,145	-	344,348	-15.60

* Represents the sum of ‘insurance revenues’ and ‘insurance finance income and investment income’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: July 23, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer